UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.25 par value per share**

(Title of Class of Securities)

13471N102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 13471N102 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NYSE MKT under the symbol “CANF.” Each such American Depositary Share represents thirty (30) ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13471N102

1.	Names of Reporting Persons.

Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	39,495,437

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	39,495,437

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	39,495,437 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	13471N102

1.	Names of Reporting Persons.

Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	39,495,437

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	39,495,437

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	39,495,437 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	13471N102

1.	Names of Reporting Persons.

Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	39,495,437

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	39,495,437

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	39,495,437 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)	4.99% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

This Amendment No. 3 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 12, 2019, as amended by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on February 11, 2020 and as amended by Amendment No. 2 thereto filed by the Reporting Persons with the SEC on January 29, 2021 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 39,495,437 Ordinary Shares, which consisted of (i) 6,000,000 Ordinary Shares issuable upon exercise of a warrant held by Intracoastal (“Intracoastal Warrant 1”), (ii) 8,527,500 Ordinary Shares issuable upon exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 2”), (iii) 3,750,000 Ordinary Shares issuable upon exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 3”), (iv) 14,634,150 Ordinary Shares issuable upon exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 4”), (v) 500,010 Ordinary Shares issuable upon exercise of a fifth warrant held by Intracoastal (“Intracoastal Warrant 5”) and (vi) 6,083,777 Ordinary Shares issuable upon exercise of a sixth warrant held by Intracoastal (“Intracoastal Warrant 6”), and all such Ordinary Shares represented beneficial ownership of approximately 4.99% of the Ordinary Shares, based on (1) 751,996,293 Ordinary Shares outstanding as of December 20, 2021 as reported by the Issuer, plus (2) 6,000,000 Ordinary Shares issuable upon exercise of Intracoastal Warrant 1, (3) 8,527,500 Ordinary Shares issuable upon exercise of Intracoastal Warrant 2, (4) 3,750,000 Ordinary Shares issuable upon exercise of Intracoastal Warrant 3, (5) 14,634,150 Ordinary Shares issuable upon exercise of Intracoastal Warrant 4, (6) 500,010 Ordinary Shares issuable upon exercise of Intracoastal Warrant 5 and(7) 6,083,777 Ordinary Shares issuable upon exercise of Intracoastal Warrant 6. The foregoing excludes 53,653 Ordinary Shares issuable upon exercise of Intracoastal Warrant 6 because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 39,549,090 Ordinary Shares.

(c) Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: 0.

(2) Shared power to vote or to direct the vote: 39,495,437.

(3) Sole power to dispose or to direct the disposition of 0.

(4) Shared power to dispose or to direct the disposition of 39,495,437.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager